SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

CONTENTS
The Year in Review	2
The Quarter at a Glance	6
Supplementary Financial Information	20
Accompanying Notes	32

The Year in Review

The results for 2005 demonstrate solid progress on our strategic objectives. Although the pace of competition accelerated steadily throughout the year, particularly as a result of the emergence of cable telephony, we continued to execute on our plan to mitigate the impact of this new, more competitive telecommunications landscape. Accordingly, we focused further on profitably growing our wireless, video and high-speed Internet businesses, which helps lay an important foundation for the future growth of the company. We also continued to successfully execute on our multi-product household consumer strategy. By the end of 2005, nearly 60% of the households in our Ontario and Québec footprint subscribed to two or more products, and over 22% subscribed to three or more products. Our Business segment made steady progress throughout the year on its Internet Protocol (IP) strategy by leading Bell Canada in the shift towards new growth services, helping to drive its transition to an Information and Communications Technology (ICT) leader. In fact, revenues from growth services (composed mainly of wireless, video and data-related products such as high-speed Internet) accounted for 47% of total revenues at Bell Canada by the end of 2005, which exceeded our target of 45% for the year. Moreover, we also responded to the rising competitive challenges by proactively taking the lead to deliver unmatched features and reliability for our residential and business customers with the launch of next-generation services such as Bell Digital Voice.
     In order to alleviate the pressure on operating margins from the expected erosion in our legacy wireline business, we made significant strides in transforming our cost structure in 2005. Under our ongoing Galileo Program (Galileo), we continued to deliver significant cost savings by improving processes, reviewing procurement activities and eliminating work. Our various initiatives allowed us to reduce costs by $524 million, which was in line with our run-rate savings target of $500-$600 million for 2005.
     We also stepped up efforts to secure our customers and improve service. Although we faced a number of customer service challenges brought about by some residual impacts from our wireless billing system migration last year and a four-month labour dispute with Entourage Technology Solutions Inc. (Entourage) (renamed Bell Technical Solutions Inc. on October 25, 2005) technicians in Ontario, we substantially resolved these issues by the end of the third quarter and subsequently resolved order backlogs, improved efficiency and dealt with customer issues more promptly.
     In late 2005, we completed two important steps in our ongoing efforts to reshape the company’s asset portfolio and bring greater focus to our core businesses by establishing the framework for the ultimate disposition of our entire interest in CGI Group Inc. (CGI) and the reduction of our interest in Bell Globemedia Inc. (Bell Globemedia) to 20%.
     In our Residential segment (formerly called the Consumer segment), revenue growth was fuelled by the strength of our growth services as we continued to execute on our strategy of securing multi-product households to drive customer loyalty and generate higher revenue per household. This growth reflected increased subscriber acquisition in our growth services and higher average revenue per user (ARPU), particularly for video, offset partly by an accelerated decline in legacy wireline revenues.
     In our Business segment, increased sales of IP based connectivity and ICT (or value-added services (VAS)) solutions to our Enterprise and small and medium-sized business (SMB) customers and improved wireless results drove revenue growth in 2005. This positive trend now has contributed to six consecutive quarters of improved revenue growth, despite increased competitive pressures and lower demand for legacy wireline services.
     In our Aliant segment, continued strong growth in wireless and Internet services, as well as a recovery from the 2004 labour disruption, offset declines in other areas due to the impact of competition, wireless and internet substitution, and regulatory restrictions related to customer win-backs and bundling of services.
     Within the Other Bell Canada segment, despite a challenging market for our wholesale business, revenues grew as a result of the acquisition of the operations of 360networks Corporation, including GT Group Telecom Inc. (collectively 360networks), in November 2004.
     In the other BCE segment, Bell Globemedia delivered better revenue and operating performance compared with last year, driven largely by higher television advertising revenue, reflecting strong television ratings and improved subscription revenues. Telesat Canada (Telesat) also had a

2    Bell Canada Enterprises  Q4 Investor Briefing

strong year, reflecting growth in Ka-band revenues on its Anik F2 satellite, revenue gains from the installation and maintenance of an Interactive Distance Learning network and the positive impact from its acquisition of The Space-Connection, Inc. (SpaceConnection) in January 2005.

Customer Connections

Connections	2005	31 Dec. 05
(in thousands)	Net Activations	Connections

Wireless	516	5,441
High-Speed Internet	387	2,195
Video	224	1,727
NAS	(324)	12,581

  Wireless – Our total cellular and PCS subscriber base grew by 516,000 in 2005, or 10.5%, to 5,441,000, which was in line with guidance for the year. As a result of a record number of gross activations in the year, we acquired a similar level of net activations compared with 2004, despite a year-over-year increase in our overall churn rate to 1.6% from 1.3% in 2004.

  High-Speed Internet – We added 387,000 net new high-speed Internet customers in 2005, increasing our customer base by 21% to 2,195,000, which was ahead of our target of 15% to 20% for the year. The net activations achieved in 2005 were 10.6% higher than the 350,000 subscribers acquired in 2004. Subscriber growth in 2005 was fuelled largely by the introduction of our Basic Lite product and higher net activations at Aliant.

  Video – We gained significant momentum in our video business in 2005, growing the subscriber base by 14.9% to end the year with 1,727,000 customers. This was at the upper end of our guidance range of 10% to 15% for 2005. During the year, we activated service for 224,000 new subscribers, an almost two-fold increase over 2004. As a result of our continued focus on customer retention and a higher proportion of customers on long-term contracts, churn decreased to 0.9% from 1.0% in the previous year.

  Network Access Services (NAS) – NAS in service declined by 324,000 in 2005, or 2.5%, representing a higher rate of decline compared with 1.1% experienced in the previous year. The accelerated rate of erosion reflects an increasingly competitive environment as the major cable operators in our Québec and Ontario markets began to offer low-priced cable telephony services, offset partly by our new Bell Digital Voice service and higher demand for access lines from Shaw Communications to deploy Voice-over-Internet Protocol (VoIP) services in western Canada.

Operating Revenues

Our revenues increased by 4.0% year-over-year to reach $19,105 million in 2005. This result, which reflected improved revenue performance across all our segments, surpassed our target growth rate of equal to or greater than GDP. At Bell Canada, revenues grew by 2.8%, driven primarily by the Business segment where continued wireless strength, growth of ICT (or VAS) solution sales arising from both business acquisitions and organic growth, as well as focused execution of our Virtual Chief Information Officer (VCIO) strategy in SMB led to improved top-line results. Our Residential segment delivered solid revenue growth as a result of the performance of its video, Internet and wireless services, despite continued decreases in legacy wireline services, while Aliant revenues also increased notably due in part to its recovery from a labour disruption in 2004. In addition to the Bell Canada contribution, overall growth was further enhanced by the performance in the Other BCE segment, where revenues grew 9.5% at Bell Globemedia and 31% at Telesat.

Operating Income and EBITDA[1]

Operating income at BCE for 2005 was $4,048 million, an increase of $1,154 million over the previous year, which included restructuring and other charges of $1,224 million related primarily to the employee departure program in 2004. The results for 2005 reflect restructuring and other items of $55 million associated with new restructuring initiatives for involuntary employee departures, as well as the relocation of employees and closing of real estate facilities related to last year’s employee departure program. Operating income before restructuring and other items[1]

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained herein.

3    Bell Canada Enterprises  Q4 Investor Briefing

The Year in Review

decreased $15 million or 0.4% compared with the previous year. Despite an increase in revenues across all segments, Galileo cost savings and the recovery from the 2004 labour disruption at Aliant, operating income was negatively impacted by the increased cost of acquiring a substantially higher number of wireless subscribers, the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision with respect to Competitor Digital Network Services (CDN), continued margin pressure from the ongoing transformation of our product mix toward growth services, as well as the cost of restoring customer service levels following the settlement of the Entourage labour dispute in July. Also contributing to the decline in operating income was the impact of higher net benefit plans cost and amortization expense for the year.
     At Bell Canada, operating income for the year was $3,755 million, a $1,060 million increase over 2004 resulting from the charges recognized last year in consideration of the employee departure program. Operating income before restructuring and other items declined by $105 million in 2005 to $3,809 million, representing a 2.7% decrease from $3,914 million in the previous year due to the reasons referred to previously.
     Our 2005 EBITDA increased 2.2% or $167 million to $7,597 million compared with the previous year, reflecting improved performance at Bell Canada, Bell Globemedia and Telesat. EBITDA for Bell Canada was $7,187 million, representing a 1.1% increase over 2004, driven primarily by increases in our Business segment and at Aliant, which were partially offset by decreases in our Residential and Other Bell Canada segments.
     EBITDA margins for full-year 2005 were 39.8% at BCE and 41.7% at Bell Canada, both down 0.7 percentage points compared with 2004. The year-over-year declines reflected operating cost pressures, which included higher wireless acquisition costs, continued erosion of high-margin legacy voice and data services in all our segments, the CRTC’s CDN decision as well as the costs to restore service levels subsequent to the resolution of the labour dispute at Entourage. The impact of these elements on EBITDA margin was largely offset by the operating cost savings achieved through Galileo.

Net Earnings / Earnings per Share (EPS)

In 2005, net earnings applicable to common shares were $1,891 million, or $2.04 per common share, 24% higher than net earnings of $1,523 million, or $1.65 per common share, for the same period last year. Included in earnings this year was a net charge of $10 million from restructuring and other items and net gains on investments, compared with a net charge of $349 million for the same period last year. Net earnings before restructuring and other items and net gains on investments[1] of $1,901 million, or $2.05 per common share, were up $29 million, or $0.03 per share. This represents an increase of 1.5% over last year, which was in line with our expectations of single-digit growth for 2005. On a year-to-date basis, the improvement in EPS before gains on investments and restructuring and other items can be attributed to higher EBITDA combined with the impact from the income tax loss monetization program between Bell Canada and BCI and net income tax savings. This more than offset the increase in net benefit plans cost and amortization expense.

Capital Expenditures

For the full year, capital expenditures of $3,428 million were $109 million, or 3.3%, higher than 2004. Similarly, at Bell Canada, capital expenditures increased by 3.2%, or $96 million, to $3,122 million. As a percentage of revenues, Bell  Canada’s capital expenditures increased slightly to 18.1% in 2005 from 18.0% last year, in line with our guidance range of 18% to 19% for 2005. Capital spending in 2005 reflected higher investment in the growth areas of the business and reduced expenditures in legacy areas. Our key strategic investments this year included the expansion of our fibre-to-the-node (FTTN) footprint to deliver higher-speed broadband access, our launch of Bell Digital Voice, the deployment of an Evolution, Data Optimized (EV-DO) wireless data network in certain of our markets, our Digital Subscriber Line (DSL) footprint expansion facilitated through the deployment of new high-density remotes, investment in our IP television (IPTV) platform and information technology (IT) efficiency projects to deliver cost savings.

4    Bell Canada Enterprises  Q4 Investor Briefing

Higher spending also resulted from a return to more normal spending levels at Aliant after its labour disruption in 2004 and satellite builds at Telesat.

Cash from operating activities and free cash flow[1]

Cash from operating activities was $5,559 million in 2005, an increase of 2.1% compared to $5,443 million in 2004. Cash from operating activities was impacted positively by:

  an improvement in cash earnings resulting from higher EBITDA a significant improvement in accounts receivable collections, due to the resolution of issues associated with the implementation of our new wireless billing platform in 2004 an increase of $134 million in proceeds from the sale of accounts receivable a decrease of $77 million in restructuring payments relating to the restructuring initiatives of 2004 and 2005.

These improvements were partly offset by:

  higher pension and other benefit plan payments mainly at Aliant an increase of $73 million in income taxes paid, primarily related to the final instalment for 2004 made in 2005 as instalments were not required at Bell Canada in 2004 a $75 million settlement payment received from MTS in 2004.

We generated $662 million of free cash flow for 2005, meeting our target of $600 million to $800 million for the year. On December 16, 2005, we adjusted our 2005 guidance for free cash flow from the range of $700 million to $900 million to $600 million to $800 million to reflect the pending sale of CGI. Free cash flow of $662 million for 2005 was $208 million lower than the $870 million achieved in the previous year. The decrease can be attributed to:

  a decrease of $149 million in insurance proceeds received by Telesat an increase of $109 million in capital expenditures related to our investment in next-generation service platforms an $87 million increase in common dividends paid resulting from the $0.03 quarterly increase in dividend per common share.

These items were offset in part by a $116 million increase in cash from operating activities.

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained herein.

5    Bell Canada Enterprises  Q4 Investor Briefing

The Quarter at a Glance

In the fourth quarter, we regained momentum in the execution of our strategy as evidenced by our strong financial and operating performance. Our cost reduction program accelerated and we re-established consistent levels of customer service. Improved operating performance in the quarter was driven primarily by the results of our Business and Aliant segments, as well as by the continuing successful execution of our wireless and video subscriber growth strategies, which offset the pressure on operating income from the expected further erosion of our legacy voice and data business. This translated into overall revenue growth in Q4 2005 of 4.6% at BCE and 3.6% at Bell Canada. Revenues from our growth services continued to increase, accounting for 47% of total revenues at Bell Canada at the end of 2005. Operating income before restructuring and other items improved by 6.6% at BCE and 6.3% at Bell Canada this quarter, despite higher expected acquisition costs from an increased number of wireless gross activations and increasing wireline customer losses.
     Our Residential segment continued to experience solid subscriber acquisition in all its growth services (composed mainly of wireless, video and data-related products such as high-speed Internet), which helped to fully offset the impact on revenues resulting from continued local wireline and long-distance erosion. To counter the competitive pressure of cable telephony, we continued to focus on securing multi-product households and retaining our highest-value customers in order to enhance customer loyalty and drive higher revenue per household.
     In our Business segment, while competitive pricing pressures persisted and demand for legacy wireline business services lessened, we recorded a sixth consecutive quarter of improved revenue growth as a result of increased sales of our IP based connectivity and ICT (or VAS) solutions within the Enterprise and SMB markets, as well as continued wireless strength.
     In the Aliant segment, higher wireless and Internet service revenues, as well as the recovery from the 2004 labour disruption, offset declines in its wireline business resulting from the impacts of competition, technology substitution and regulatory restrictions.
     In the Other Bell Canada segment, the marketplace remained challenging for our wholesale business due to competitive market pressures, customers migrating services onto their own network facilities and the CRTC’s CDN decision. The performance of this segment was positively influenced by the acquisition in November 2004 of the operations of 360networks.
     Within the Other BCE segment, Bell Globemedia delivered double-digit revenue growth as a result of strong advertising sales as well as higher subscription revenues. While strong television ratings and the end of the hockey lockout favourably impacted revenue growth, higher costs associated with NHL hockey broadcasts adversely affected operating income in Q4. Continued solid operating performance at Telesat was driven largely by its acquisition of SpaceConnection at the beginning of 2005 and higher telecommunication carrier revenues stemming from increased sales of services from its now retired Anik E2 satellite.

Customer Connections

Connections	Q4 2005	31 Dec. 05
(in thousands)	Net Activations	Connections

Wireless	210	5,441
High-Speed Internet	61	2,195
Video	50	1,727
NAS	(122)	12,581

  Wireless – We grew our wireless base by 210,000 customers this quarter, down from net activations of 217,000 in Q4 2004. Notwithstanding a record number of gross activations, the decrease in year-over-year net activations was due to slightly higher churn. In line with guidance for 2005, we expanded our customer base by 10.5% year-over-year to 5,441,000.

  High-Speed Internet – We added 61,000 net new high-speed Internet customers this quarter, compared with net activations of 91,000 in Q4 2004, resulting in a 21% expansion of our subscriber base to reach an end-of-year count of 2,195,000. Subscriber growth during the quarter slowed primarily as a result of aggressive price competition in the entry-level segment of the market and increased emphasis by certain

6    Bell Canada Enterprises  Q4 Investor Briefing

cable operators on selling multi-product bundles at discounted rates. This was offset partly by higher net additions at Aliant.

  Video – Our video business had its best Q4 since 2002, activating 50,000 net new customers, an increase of 16.3% compared with Q4 2004. Our video subscriber base grew by 14.9% in 2005 to reach 1,727,000. Although churn increased by 0.2 percentage points year-over-year to 1.0%, reflecting aggressive price competition brought about by cable operators’ emphasis on bundling cable service with other products, it remained unchanged compared with the previous quarter.

  Network Access Services (NAS) – NAS in service declined by 122,000 or 1.0% during the quarter, reflecting competitive losses and lower demand for second lines, offset partly by higher demand for access lines from Shaw Communications to deploy Voice-over-Internet Protocol (VoIP) services in western Canada. The increase in the year-over-year NAS rate of decline can be attributed mainly to the ramp up in competition from the major cable operators in Ontario and Québec.

Operating Revenues

Our revenues increased by 4.6% year-over-year to reach $4,986 million in the quarter, reflecting improved revenue performance across most of our segments. At Bell Canada, revenues grew by 3.6%, driven primarily by the Business segment where higher data revenues from focused execution of our ICT and VCIO strategies and continued wireless strength positively impacted top-line results, and by Aliant where recovery from a labour disruption in 2004 and the solid performance of its wireless and Internet businesses translated into increased revenue growth. In our Residential segment, we delivered positive revenue growth in the quarter as the continued loss of legacy wireline business was more than offset by growth in video, Internet and wireless services. Higher revenues at our Other BCE segment, fuelled by stronger advertising and subscriber revenues at Bell Globemedia and higher carrier and broadcast revenue at Telesat combined with the positive impact from its acquisition of SpaceConnection, further contributed to overall revenue growth.

Operating Income and EBITDA

Operating income at BCE for the quarter was $979 million, compared with $814 million for Q4 2004, while Bell Canada operating income increased to $884 million from $731 million for the same respective period. The results for Q4 2004 included the recognition of $126 million of restructuring and other items related to last year’s employee departure program at Aliant and costs related to the relocation of employees and the closure of excess real estate facilities at Bell Canada, compared with a charge of $23 million for Q4 2005 related to new restructuring initiatives for involuntary employee departures. Operating income before restructuring and other items for Q4 2005 increased by 6.6%, or $62 million, at BCE and by 6.3%, or $54 million, at Bell Canada, compared with the previous year. Higher revenues, cost savings from Galileo and lower cost of acquisition (COA) expense in our video unit more than offset continued margin pressure from the ongoing transformation of our product mix towards growth services, the expected higher COA expense from an increased number of wireless gross activations, the CRTC’s CDN decision and higher amortization expense at BCE.
     Our EBITDA for the quarter improved $64 million, or 3.6%, to $1,858 million compared with last year, reflecting an increase at Bell Canada offset partly by a decrease at Bell Globemedia. At Bell Canada, EBITDA was $1,729 million this quarter, representing a 3.0% increase over last year, due primarily to improved performance at our Business, Aliant and Other Bell Canada segments, which was partly offset by a decrease at our Residential segment.
     EBITDA margin in the fourth quarter was 37.3% at BCE and 38.8% at Bell Canada, down 0.3 and 0.2 percentage points, respectively, compared with Q4 2004. The year-over-year declines reflected a number of expected impacts, including continued loss of higher-margin legacy voice and data customers in all our businesses, the ongoing transformation of our product mix towards growth services, higher wireless acquisition costs and the CRTC’s CDN decision.

7    Bell Canada Enterprises  Q4 Investor Briefing

The Quarter at a Glance

Net Earnings / Earnings per Share

Net earnings applicable to common shares for Q4 2005 were $413 million, or $0.44 per common share, compared to net earnings of $417 million, or $0.45 per common share, for the same period last year. Included in Q4 earnings this year was a net charge of $16 million for restructuring and other items, compared with no charge in Q4 2004. Net earnings before restructuring and other items and net gains on investments for Q4 2005 were $429 million, or $0.46 per common share, up $12 million, or $0.01 per share. This increase can be attributed to higher EBITDA, partly offset by lower other income stemming from unfavourable changes in foreign exchange rates. We also recorded a gain of $44 million in the quarter associated with the phase-out, over the next three years, of a discretionary allowance program, which substantially offset the increase in pension expense.

Capital Expenditures

Capital expenditures were $831 million this quarter, or 20% lower than the same period last year. As a percentage of revenues, capital expenditures decreased this quarter to 16.7% from 22% last year, reflecting a reduction at Bell Canada partly as a result of higher spending earlier in the year. Greater investment in IT systems and other efficiency-related processes to deliver future cost savings was more than offset by lower expenditures on network infrastructure and DSL footprint expansion, lower spending to support business customer contracts and the timing of spending on certain strategic initiatives such as our FTTN footprint expansion and IPTV platform development.

Cash from operating activities and free cash flow

In Q4 2005, cash from operating activities was $1,585 million, an increase of 24% compared with $1,279 million in Q4 2004. Cash from operating activities was impacted positively by:

  an improvement in cash earnings from higher EBITDA

  an increase of $84 million in proceeds from the sale of accounts receivable a decrease of $191 million in restructuring payments relating to the restructuring initiatives of 2004 and 2005.

These improvements were partly offset by lower accounts receivable collections in our wireless business during Q4 2005, compared with a higher-than-usual collection volume in Q4 2004 as a result of the implementation of our new wireless billing platform, notwithstanding a significant improvement year-over-year in days sales outstanding.
     Free cash flow of $423 million generated in Q4 2005 was $544 million better than the negative $121 million reported for Q4 2004. The improvement can be attributed to:

  the $306 million increase in cash from operating activities an improvement of $212 million in capital expenditures, as described previously

  $30 million in insurance proceeds received by Telesat in Q4 2005.

These items were offset in part by a $29 million increase in common dividends paid, resulting from the $0.03 quarterly increase in dividend per common share.

Strategic Priorities

Our strategy is to deliver unrivalled integrated communication services to customers and to take a leadership position in setting the standard in Internet Protocol (IP). During the quarter, we made significant progress on each of our three key strategic priorities.

1) Enhancing customer experience while targeting lower costs (our Galileo program)

In our Residential segment:

  We continued to execute on our multi-product household strategy. At the end of 2005, nearly 60% of the total households in our Ontario and Québec footprint subscribed to two or more products (a combination of local wireline, Internet, video and long distance services) and over 22% of total households subscribed to three or more products.

  By the end of 2005, 2.3 million customers in Ontario and Québec were enjoying the benefits of a single bill for their wireline, Internet, and video services, representing more than a two-fold increase since the

8    Bell Canada Enterprises  Q4 Investor Briefing

beginning of 2005. Simplification of the billing process not only improves the customer experience, but also lowers costs since we issue fewer invoices. During the fourth quarter, we initiated the process to migrate Bell Mobility customers who receive a single invoice for their other Bell Canada services to the one bill platform.

  We expanded the scope of OrderMax, our order entry tool that enables customers to order any Bell Canada product from any channel, to include Bell ExpressVu. OrderMax is currently available to over 50% of our customer service agents.

  We launched the ‘beta’ site of our new Bell.ca website to the general public. The new website enhances the customer experience through a simplified and consistent page layout, a single shopping process for all our products, an improved search engine and easy access to online bills.

In our Business segment:

  We continued making progress on moving our core traffic to a national IP multi-protocol label-switching (IP-MPLS) network. At the end of 2005, 78% of the migratable traffic on our core network was IP-based, which surpassed our year-end objective of 75%.

  As part of our shift to IP, we continued the process of rationalizing legacy data services. In 2005, we stopped selling 28 legacy data services. Since we began this initiative in 2004, we have discontinued 47 legacy data services.

  The move to IP continued this quarter with 12 large enterprise customers contracted to implement IP Virtual Private Networks (IPVPN), including Royal Bank Financial Group and Xerox. This brought the total number of Enterprise customers implementing IPVPN networks as of the end of 2005 to 143.

  At the end of 2005, 656 Enterprise customers were enrolled on ‘Service Promise’, which is our commitment to provide customers with a clearly defined and consistent level of service in the delivery of connectivity services.

Overall, our various Galileo initiatives led to cost reductions in Q4 of $171 million, bringing total savings for the year to $524 million, which were in line with our run-rate savings target of $500-$600 million for 2005. These cost savings resulted mainly from:

  the employee departures that took place in 2004

  reduced procurement costs

  call centre efficiencies and optimization

  the elimination of network elements and standardization of core operating processes.

As part of our commitment to transform our cost structure, we began a comprehensive program to review procurement spending and related processes during the fourth quarter with the goal of implementing improved spending controls and reducing our approximate $8.5 billion of annual external operating and capital expenditures.

2) Deliver abundant bandwidth to enable next-generation services

We continued our FTTN rollout by deploying another 194 neighbourhood nodes in Q4, raising the total number to 2,048, which surpassed our objective to deploy more than 2,000 nodes by the end of 2005.
     During Q4, we extended the availability of our EV-DO wireless data network to western Canada. EV-DO technology is the third generation (3G) of wireless networks delivering average data download speeds of 400-700 kilobits per second (Kbps) with peaks of up to 2.4 Mbps. Given these speeds, EV-DO enables a new generation of sophisticated wireless data solutions, as well as fuels the speed and potential for current tools such as e-mail, file downloads, instant messaging, streaming video and games.

3) Create next-generation services to drive future growth

We ended 2005 with approximately 81,000 wireless subscribers on our ‘10-4’ push-to-talk service, which included a significant number of non-business consumers.

In addition, our Residential segment:

  Introduced our first GSM-compatible handset and launched Canada’s first flat per-minute rate billing service for global roaming on GSM networks in up to 150 countries for Bell Mobility customers.

9    Bell Canada Enterprises  Q4 Investor Briefing

The Quarter at a Glance

  Announced the launch of the first mobile streaming video clip service in Canada. Bell Mobility customers who subscribe to the service can instantly view the latest in news, weather, sports and entertainment highlights.

  Introduced a new full-track mobile music download service. Subscribers will have instant access to a music library allowing for the ability to browse, review, download and share music with others.

  Announced the addition of more High Definition (HD) sports programming, offering Bell ExpressVu customers the most HD channels currently available in Canada.

Our SMB unit:

  Grew its VAS service offerings primarily through Enterprise Resource Planning (ERP), hosting and other managed services, which are important growth drivers given their ability to create incremental connectivity revenues and to solidify customer relationships.

  Began to market and sell customized digital video surveillance solutions to Canadian businesses that are being developed at our newly opened innovation centre established to develop IP-based technology and applications for SMB customers and governmental bodies.

Our Enterprise unit:

  Sold 275,000 IP-enabled lines on customer premises equipment (CPE) by the end of the year, representing a 90% increase in 2005.

  Continued its focus on developing productivity-enhancing solutions for the health sector by launching a fully integrated wireless communications solution for Kingston General Hospital that features a secure wireless medical record system, a point-of-care computer that accommodates various clinical procedures, and a new wireless phone system throughout the patient care areas.

Other Corporate Developments

Under our asset review program, we announced on December 2, 2005 an agreement to reduce our equity interest in Bell Globemedia from 68.5% to 20%. Following completion of all closing conditions and subject to receipt of the required regulatory approvals expected later in 2006, we will sell an 8.5% equity interest in Bell Globemedia to The Woodbridge Company Limited (“Woodbridge”) and a 20% stake to each of Ontario Teachers’ Pension Plan Board and Torstar Corporation for aggregate cash proceeds of $685 million. In conjunction with the agreement to make these ownership changes, Bell Globemedia has restructured its capital on a basis more appropriate to ongoing operations through additional borrowing and a return of capital to its existing shareholders. The recapitalization, which was completed in January 2006, resulted in a cash distribution of $607 million to us. By retaining a 20% equity interest in the company, we have maintained our strong relationship with Bell Globemedia, allowing us to continue participating in the growth of Canada’s leading media property, and secured ongoing access to media content thereby enhancing our growth services platforms.
     On December 16, 2005, we announced our decision to sell our stake in CGI following a review of our investment determining that it was no longer strategically essential for BCE to hold an equity interest in CGI given our focus on providing network-centric managed services and applications. On the closing date of the transaction (January 12, 2006), we received cash proceeds of $859 million from CGI, reducing our ownership stake from 29.8% to 8.6%. We also extended our long-term commercial relationship with CGI. Our existing information systems and technology (IS/IT) outsourcing contract, commercial alliance agreement and network management agreement making Bell Canada CGI’s preferred telecom services provider all have been extended by four years until June 2016.

Financial Results Analysis

Residential segment

Residential revenues increased by 0.7% in the fourth quarter of 2005 to $1,924 million, reflecting the continued expansion of our wireless, video and high-speed Internet subscriber bases and an increase in video ARPU, offset almost entirely by lower wireline (local and access and long distance) revenues. Although overall Residential revenue growth slowed somewhat compared with previous

10    Bell Canada Enterprises  Q4 Investor Briefing

quarters, this result was anticipated given increased competition from cable telephony, which adversely affected long distance and local and access service revenues.
     Local and access revenues, which represents the largest proportion of our Residential segment revenues, declined this quarter compared with the fourth quarter of 2004, due mainly to NAS declines which resulted in lower basic service and related SmartTouch feature revenues, offset partly by an increase in wireline maintenance plan revenues following price increases implemented in the previous quarter. NAS decreased this quarter primarily as a result of losses to competitive local exchange carriers (CLECs), cable telephony and continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, while the impact from other VoIP providers and customers substituting wireline with wireless telephone service remained minimal. The rate of year-over-year NAS losses increased this quarter as several major cable operators operating in our territory increased their marketing efforts and expanded the footprint of their low-priced local telephony offerings in certain of our Ontario and Québec markets.
     Long distance revenues this quarter decreased year-over-year as a result of lower average revenue per minute (ARPM) and lower international prepaid calling card revenue. Lower ARPM reflected increased competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle (which was discontinued in July 2005) and Block-of-Time (BOT) minute plans, as well as a lower volume of higher priced overseas minutes. Overall minutes also declined compared with the same quarter last year as usage gains stemming from our bundle product were more than offset by losses of domestic and overseas minutes to alternative, non-traditional long distance service providers.
     Residential data revenues grew this quarter, fuelled by further growth of our high-speed Internet subscriber base, an increase in revenues from our Sympatico.MSN.ca web portal and Bell Sympatico value-added services. Our Sympatico.MSN.ca portal revenues increased by 65% over the fourth quarter of 2004. The portal currently averages 17.2 million unique visitors per month, or 87% of online Canadians.
     Residential wireless revenues for the quarter increased year-over-year as a result of a higher average number of customers compared with last year, price increases for certain services and features implemented earlier in the year and increased adoption of feature and data services. Overall revenue growth was dampened by the loss of high-value customers in the early part of 2005 due to billing system conversion issues and a higher proportion of customers choosing prepaid service or postpaid monthly packages that include a large number of in-plan minutes and free unlimited local airtime usage for up to six months.
     Video revenues increased significantly in Q4 2005, driven by substantial year-over-year subscriber growth and higher ARPU reflecting the impact from price increases implemented during the year and the success of our strategy to upsell customers to higher priced programming packages.
     Our Residential segment reported operating income of $444 million this quarter, down 4.3% compared with the fourth quarter of 2004. This decrease was due primarily to a higher rate of decline in our high-margin residential NAS wireline customer base and higher wireless marketing costs related to an increased level of advertising and sales activity. These factors were offset partially by higher revenues, lower contact centre costs driven by an improvement in the first-call resolution rate and outsourcing, and cost savings associated with Galileo.

Business segment

Business segment revenues for the fourth quarter of 2005 increased by 6.0% over the same quarter last year to reach $1,627 million, reflecting higher revenues from our Enterprise and SMB units, and the positive impact from the acquisition of 360networks in November 2004 which increased our customer base and gave us an extensive fibre network across major cities in western Canada. This solid revenue performance was offset slightly by a decline in total revenues at Bell West, due mainly to revenues received in 2004 from the Government of Alberta (GOA) to build a next-generation broadband access network (Alberta SuperNet).

11    Bell Canada Enterprises  Q4 Investor Briefing

The Quarter at a Glance

     Continued growth of higher-value wireless subscribers and increased data revenues drove solid revenue improvement at our Enterprise unit. Data delivered strong year-over-year performance, due to solid growth in IP-based connectivity and ICT (or VAS) revenues. ICT revenues grew by 28% in Q4 2005, compared with last year, mostly as a result of acquisitions, organic growth, and outsourcing. These increases in data and wireless revenues were partially offset by declines in long distance and local and access revenues, due to further erosion of our legacy voice and data business, the reprice of some existing wireline business in response to competitive market pressures and the continued migration of our voice and data traffic to IP-based systems.
     Our Enterprise unit also signed a five-year contract with RBC Financial Group, Canada’s largest financial institution, to implement a fully managed IP solution, converting approximately 8,400 of the bank’s phone lines at its head office in Toronto to VoIP.
     The SMB unit delivered its best quarter of the year, contributing significantly to the solid financial performance of our Business segment. Revenues generated from SMB customers increased this quarter as increases in data products and services and wireless revenues more than compensated for the decreases in long distance and local and access revenues and the sale of our conferencing solutions operations in the United States. Despite a highly competitive market environment, data revenue growth in Q4 2005 was driven by the continued strong adoption of our VCIO strategy and cross-selling opportunities with companies acquired in 2005 (including Nexxlink Technologies Inc., and CSB Systems, which are a part of Bell Business Solutions Inc.). This resulted in higher VAS and equipment sales year-over-year, which grew organically by 60% in the quarter, as well as an increase in the number of new DSL high-speed Internet access service connections. Long distance revenues decreased, due mainly to the combined impact of lower volumes and competitive pricing pressures, and a weakening of our pay-phone business that is directly attributable to wireless and Internet substitution. Similarly, local and access revenues were also lower due to pressure from our declining pay-phone business and NAS losses to alternative telephony providers.
     Bell West continued to grow its Enterprise and SMB customer bases during Q4 2005, leading to increases in local and access and long distance revenues, as well as the sale of services on the Alberta SuperNet completed and accepted by the GOA in the fourth quarter. These increases were more than offset by revenues earned in Q4 2004 for construction of the Alberta SuperNet.
     Business segment operating income for the fourth quarter of 2005 increased by 29% to $236 million, due largely to a year-over-year increase in revenues and the positive impact from our Galileo cost-reduction initiatives. This was mitigated by continued margin pressure from competitive pricing and lower demand, the loss of higher-margin legacy voice and data business, the ongoing shift of voice and data traffic to lower-margin IP-based growth services and a slight increase in net benefits plans cost.

  In the Enterprise unit, operating income increased in the quarter, despite the negative margin impact from steady progress in transforming our product mix towards growth services, due mainly to solid revenue growth and focused cost management.

  Similarly, our SMB unit also had higher fourth-quarter operating income year-over-year, due to strong revenue performance, lower selling, general and administrative costs and a decrease in amortization expense, offset partially by higher operating expenses stemming from recent business acquisitions and margin erosion related to the shift from legacy voice and data services to VCIO revenues.

  Bell West recorded lower operating income in the fourth quarter of 2005, due primarily to lower data revenues and higher amortization expense.

Aliant

Aliant segment revenues were $535 million in the fourth quarter, reflecting an increase of $29 million, or 5.7%, compared with the same period last year. Continued strong growth in wireless and Internet services, as well as a recovery from the 2004 labour disruption, offset declines in other areas due to impacts of competition, wireless and Internet substitution, and regulatory restrictions.

12    Bell Canada Enterprises  Q4 Investor Briefing

     Aliant’s wireless revenue increased in the fourth quarter, driven by an 11.9% year-over-year increase in its wireless customer base and higher ARPU. Subscriber results included a 23% increase in digital customers, reflecting Aliant’s expanded service area coverage and digital wireless network, enhanced dealer network that improved market penetration and broad product selection. In addition, ARPU increased in the quarter, reflecting the impacts of a higher percentage of customers subscribing to digital service and an increase in average minutes of use.
     Data revenues increased in the fourth quarter as higher Internet revenues and recovery from the 2004 labour disruption were offset slightly by other data revenue declines from the continued rationalization of circuit networks by customers and the negative impact of the CRTC’s CDN decision, which amounted to $1.9 million in the quarter. The growth in Internet revenues was attributable to year-over-year subscriber growth of 7.9%, reflecting a 42% growth in Aliant’s high-speed Internet customer base. The expansion of the subscriber base reflected expansion of high-speed Internet service into new areas, the migration of dial-up customers to higher-speed products, successful marketing programs and an emphasis on bundling Internet service with other products.
     Long distance revenues declined in the fourth quarter, due to lower per-minute pricing and a decline in minutes of use arising from intense competition, substitution of long distance calling with Internet and wireless options, and the use of contact centre management tools (such as integrated voice response systems) that reduce the duration of calls.
     Local and access revenues also decreased on a year-over-year basis in the quarter. This resulted mainly from a 1.5% decline in the NAS customer base since Q4 2004, reflecting losses to the competition and technology substitution. In addition, the CRTC’s regulatory restrictions continue to place pressure on Aliant’s local and access revenue with respect to bundling and packaging of local services with other non-regulated services, and limitations imposed with respect to customer win-back promotions. Moreover, enhanced service features revenue also declined as a higher number of customers received bundling discounts.
     Terminal sales and other revenues increased for the fourth quarter, due mainly to higher product sales reflecting Aliant’s recovery from its 2004 labour disruption.
     Operating income at Aliant in the fourth quarter was $105 million or $82 million higher compared with the same period last year. The full impact of growth and recovery from the 2004 labour disruption and the non-recurrence in 2005 of a $67 million restructuring charge related to the voluntary early retirement program in December 2004 was partially offset by the impact of the CDN decision and an increase in net benefit plans cost. Operating expense increases required to drive revenue growth were contained by sound expense management and reflected the cost savings from Aliant’s 2004 voluntary early retirement program.

Other Bell Canada segment

Other Bell Canada segment revenues for the fourth quarter of 2005 were $494 million, representing a decrease of $17 million or 3.3% compared with the same period in 2004. The decline was due mainly to the performance of our wholesale unit that was affected by the impact of the CRTC’s CDN decision (which reduced revenues by $15 million in the quarter), lower long distance revenues resulting from a decline in switched minute volumes and continued competitive pricing pressure, and weaker data revenues as a result of customers migrating services onto their own network facilities. This was offset partially by the contribution to revenues from the acquisition of 360networks late in the fourth quarter of 2004 and a contract to help restore telecommunications service to the areas affected in the United States by hurricane Katrina.
     Operating income for the Other Bell Canada segment was $99 million this quarter, up from $61 million in Q4 2004. The amount reported in Q4 2004 included restructuring and other charges of $56 million, relating to the relocation of employees and closure of excess real estate facilities associated with our employee departure program. Operating income before restructuring items increased 5.1% to $123 million this quarter compared with $117 million in the same period last year, reflecting lower costs due to fulfillment of our cross-border exchange traffic commitments for the year and the consequent purchase of

13    Bell Canada Enterprises  Q4 Investor Briefing

The Quarter at a Glance

termination minutes for southbound U.S. traffic at a lower rate. Lower revenues partly offset the positive impacts on operating income.

Other BCE segment

Other BCE segment revenues were $596 million this quarter or 13.3% higher than the same period in 2004, reflecting higher revenues at Bell Globemedia and Telesat.
     Bell Globemedia’s revenues for the quarter were $465 million, up 14.8% from Q4 2004. Total advertising revenues grew by 15.7% in Q4 2005, reflecting the strength of CTV Television’s schedule, which included 9 of the top 10 and 14 of the top 20 regularly scheduled programs during the fall season among all viewers, higher national and careers advertising at The Globe and Mail, as well as increased advertising from the resumption of hockey broadcasts on our sports specialty channels TSN and RDS following the end of the NHL players’ lockout in Q3 2005. Bell Globemedia’s subscriber revenues grew by 11.7% this quarter, due primarily to strong specialty channel growth and increased online subscription at The Globe and Mail, as well as a larger number of subscribers and an increase in the home delivery rate for The Globe and Mail implemented at the beginning of 2005.
     Telesat’s revenues increased by 15.7% to $118 million this quarter, primarily as a result of higher revenues from its acquisition of SpaceConnection, increased sales of services from its Anik E2 satellite (which was retired in November 2005), and higher overall broadcast revenues.

  SpaceConnection was acquired in January 2005 and is a provider of programming-related satellite transmission services to major U.S. television networks and cable programmers.

  On October 1, 2005, Telesat’s new Anik F1R satellite was placed into service and is now providing capacity for broadcasters, home satellite television services and telecommunications.

  On January 17, 2006, Telesat announced plans to build and launch Nimiq 4, a new direct broadcast satellite that will carry a wide range of digital television services and enable Bell ExpressVu to continue to enhance advanced services such as HD television, specialty channels and foreign language programming.

Operating income for the Other BCE segment increased by 14.5% this quarter to $95 million, despite lower operating income at both Bell Globemedia and Telesat, as a result of lower corporate expenses at BCE Inc.

  Bell Globemedia’s operating income decreased by 1.9% this quarter, despite solid revenue growth, primarily as a result of higher sports specialty programming costs due to the resumption of NHL hockey broadcasts, increased sales and circulation costs at The Globe and Mail and higher net benefit plans cost.

  Telesat’s operating income decreased by 8.1% this quarter, reflecting SpaceConnection’s operating expenses, network equipment costs for Interactive Distance Learning services and higher amortization expense related to its newest satellites (Anik F2 and Anik F1R).

Product Line Analysis

Local and access

Local and access revenues for the quarter decreased by 3.9% to $1,343 million, compared with the same period in 2004, as a result of accelerating NAS erosion and lower Smart-Touch feature revenues, offset partly by gains from wireline insurance and maintenance plans.
     NAS in service declined by 324,000 or 2.5% since the beginning of the year, as a result of losses to cable operators offering local telephone service, other VoIP providers and CLECs, wireline to wireless substitution, as well as continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines. This decrease in 2005 reflected a higher level of NAS losses than the previous year, as several major cable operators in our incumbent territories increased their marketing efforts and expanded the footprint of their low-priced local telephony offerings in certain of our Ontario and Québec markets. This was offset partly by customers subscribing to our new Bell Digital Voice service and higher demand for access lines from Shaw Communications to offer VoIP services in western Canada.

14    Bell Canada Enterprises  Q4 Investor Briefing

Long distance

Long distance revenues were $478 million for the quarter, reflecting a year-over-year decrease of 14.6% compared with Q4 2004. Lower long distance revenues affected all Bell Canada segments, particularly our Residential and Business segments. Overall minute volumes for the fourth quarter of 2005 increased marginally year-over-year, by 0.2%, to 4,567 million conversation minutes. However, ARPM decreased by $0.013 during the same period to reach $0.096, reflecting competitive pricing pressures in our Residential, Business and Wholesale markets.

Wireless

Gross wireless activations increased by 9.9% this quarter to a record 455,000, up from 414,000 in Q4 2004. Although the percentage of total gross activations from postpaid rate plans in the fourth quarter decreased to 68% this year from 71% in 2004, due to the impact of Solo Mobile and Virgin Mobile performance on our prepaid gross activations, the absolute number of postpaid activations increased by 5.1% year-over-year to 308,000. Prepaid gross activations comprised the remaining 147,000, representing a 22% increase compared with Q4 2004. Postpaid growth was stimulated by the success of our of holiday-season advertising campaign and attractive promotions, new handsets, continued traction from innovative services such as our ‘10-4’ service, our growing presence in western Canada, as well as continued success with the business market segments. Although prepaid activations are traditionally the highest in Q4 due to the commitment-free, gift-giving nature of the product, growth was also fuelled by the success of our two youth-oriented brands, Solo Mobile and Virgin Mobile.
     Our postpaid churn rate in Q4 increased on a year-over-year basis to 1.3% from 1.2%, but decreased when compared to the previous quarter’s churn rate of 1.5% due primarily to the impact of various retention initiatives targeted mainly at our higher-value subscribers. The year-over-year increase reflected increased competitive pressures, price increases implemented at the beginning of Q3 and the enforcement of tighter policies on customer credits and upgrades. Prepaid churn increased to 2.2% for the fourth quarter of 2005 from 1.9% for the same period last year, representing the cancellation of a higher number of inactive, non-revenue-generating customer accounts. Accordingly, our blended churn rate for Q4 increased to 1.5% this year compared with 1.4% for the same quarter in 2004.
     As at December 31, 2005, our cellular and PCS subscriber base totalled 5,441,000, representing a 10.5% increase in 2005. Postpaid rate plans accounted for 74% of our total subscriber base at the end of the year. Net additions of 210,000 for the fourth quarter were lower than net additions of 217,000 in Q4 2004, despite solid year-over-year growth in gross activations, as a result of higher customer churn. For the quarter, 60% of the net additions were on postpaid rate plans, compared with 59% in Q4 2004 and 41% in the previous quarter, while the remaining 40% customers activated prepaid service.
     Wireless service revenues for the quarter increased to $812 million from $742 million for the same quarter in 2004, reflecting a higher average number of customers in our subscriber base in combination with higher ARPU.
     Postpaid ARPU increased by $3 year-over-year to $64 per month in Q4 2005, compared with the same quarter last year. This improvement was achieved primarily as a result of higher value-added service and data revenues, fuelled by the growing popularity of text messaging and our ‘10-4’ service, increased penetration of Blackberry customers and other heavy users subscribing to higher-priced rate plans, the positive impact from price increases for certain features (including 911, 411, outbound text messaging), out-of-bundle minutes and other miscellaneous charges introduced earlier this year, and the continued strong wireless performance of our Business segment particularly in western Canada. This was offset by lower out-of-bundle airtime usage, resulting from the popularity of price plans offering a large number of bundled minutes or an unlimited local usage option. Prepaid ARPU increased to $14 per month this quarter, compared with $13 per month for Q4 2004, due to the growing presence of higher-than-average ARPU Solo and Virgin Mobile subscribers in our prepaid customer base and higher usage. As a result of both higher postpaid and prepaid ARPU and offset by a slight decrease in the percentage of total

15    Bell Canada Enterprises  Q4 Investor Briefing

The Quarter at a Glance

subscribers on postpaid rate plans, blended ARPU also increased in the quarter reaching $51 per month, up from $50 in Q4 2004.
     Wireless EBITDA increased by 13.5%, year-over-year, to $311 million in Q4 2005, reflecting wireless revenue growth of 9.5% and lower call centre expenses due to resolution of residual billing system conversion issues. These factors contributed to wireless EBITDA margin of 37.1% for the quarter, representing a 0.9 percentage point improvement in margin compared with the fourth quarter of 2004.
     Wireless COA increased 1.7% to $409 per gross activation in Q4 2005 from $402 per gross activation for the same quarter in 2004. Despite a larger number of gross activations, higher COA was driven primarily by an increase in advertising and marketing spend for the holiday period, an increase in sales of more expensive handsets to higher-ARPU generating customers and promotional incentives offered to acquire higher-value and longer-term contract customers.

Data

Our data revenues for Q4 2005 increased by 13.9% year-over-year to $1,097 million. The improvement was a result of growth in our high-speed Internet customers, increased penetration of IP-based connectivity and ICT (or VAS) solutions within our Enterprise and SMB business units, and the contribution from business acquisitions completed in the past year, which more than offset a decline in legacy data revenues, price competition, the continued rationalization of circuit networks by wholesale customers, lower construction revenues from the GOA contract and the CDN decision which adversely affected revenues by $17 million in Q4 2005.
     The number of high-speed Internet subscribers increased by 61,000 this quarter, compared with 91,000 in Q4 2004, bringing the total subscriber count at the end of the year to 2,195,000. Subscriber growth during the quarter was affected by aggressive price competition in both our Ontario and Québec markets arising from cable operators’ increased emphasis on selling multi-product bundles at discounted rates. Moreover, a $5 price increase on our Basic high-speed service for new customers in Ontario implemented during the quarter was not matched by a major competitor until the end of the year. Although our Residential segment experienced slower high-speed Internet subscriber growth, we benefited from higher net additions at Aliant and in our SMB unit.
     The introduction of lower priced high-speed services, such as Basic Lite, that are tailored to the very price sensitive segments of the market has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. Total dial-up customers decreased to 586,000 at the end of 2005 from 743,000 at the end of 2004.
     Our high-speed Internet access footprint in Ontario and Québec reached 85% of homes and business lines passed at the end of the fourth quarter, compared with 83% at the end of 2004.

Video

Our video revenues grew by 22% this quarter to $268 million from $219 million last year, driven by year-over-year growth in our subscriber base and higher ARPU.
     Our video business had its best Q4 since 2002 activating 50,000 new net customers, an increase of 16.3% compared with the 43,000 net activations recorded for the same period last year. At the end of 2005, we provided video services to 1,727,000 customers, representing a 14.9% year-over-year increase in our video customer base. The solid improvement in net activations this quarter was fuelled by the continued success of our set-top box (STB) rental program, which accounted for more than 70% of our new activations in the quarter. Our video churn rate increased by 0.2 percentage points, year-over-year, to 1.0% this quarter, reflecting aggressive price competition brought about by cable operators’ emphasis on bundling cable service with other products.
     Our ARPU this quarter increased to $52 per month from $49 per month in Q4 2004 as a result of various price increases implemented during the year, a shift in the product mix towards higher priced programming packages and higher pay-per-view revenues, offset partly by bundle and retention discounts. In March 2005, we applied a $3 rate increase to our existing subscriber base and on

16    Bell Canada Enterprises  Q4 Investor Briefing

October 1, 2005, we brought into effect $2 and $3 increases, respectively, on our basic and theme packages for all new customers.
     Video EBITDA for Q4 2005 increased to $23 million from negative $4 million for the same period in 2004, reflecting strong double-digit revenue growth and lower subscriber acquisition costs due to an increased number of new activations choosing our STB rental option, offset partly by higher costs incurred to handle increased call volumes at our contact centres.
     The COA for video services decreased by 52% to $258 per gross activation in Q4 2005 from $537 per gross activation in Q4 2004. The significant improvement resulted mainly from the capitalization of STB and installation costs associated with our new rental program and fewer promotional offers, partly offset by an increased number of new customers purchasing additional STBs.

Terminal sales and other

Terminal sales and other revenues were $459 million this quarter, or 8.8% higher than Q4 2004. The year-over-year improvement was attributable to higher wireless equipment revenues resulting from an increased volume of devices sold, which included the purchase by customers of a larger number of premium-priced handsets, higher product sales at Aliant reflecting its recovery from a labour disruption in 2004, the favourable impact from several acquisitions (including those of 360networks and Entourage), as well as incremental revenues from a contract secured by Expertech (a Bell Canada majority-owned provider of installation and network infrastructure services) to help restore telecommunications service to the areas affected in the United States by hurricane Katrina. This was offset partly by lower legacy voice equipment sales to business customers.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we used in this Q4 2005 Investor Briefing to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

EBITDA

The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The tables below are reconciliations of EBITDA to operating income on a consolidated basis for BCE and Bell Canada.

BCE	Q4 2005	Q4 2004	2005	2004

EBITDA	1,858	1,794	7,597	7,430
Amortization expense	(791)	(787)	(3,114)	(3,056)
Net benefit plans cost	(65)	(67)	(380)	(256)
Restructuring and other items	(23)	(126)	(55)	(1,224)

Operating income	979	814	4,048	2,894

BELL	Q4 2005	Q4 2004	2005	2004

EBITDA	1,729	1,679	7,187	7,111
Amortization expense	(755)	(763)	(2,989)	(2,962)
Net benefit plans cost	(66)	(62)	(389)	(235)
Restructuring and other items	(24)	(123)	(54)	(1,219)

Operating income	884	731	3,755	2,695

17    Bell Canada Enterprises  Q4 Investor Briefing

The Quarter at a Glance

Operating Income Before Restructuring and Other Items

The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing business without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The tables below are reconciliations of operating income to operating income before restructuring and other items on a consolidated basis for BCE and Bell Canada.

BCE	Q4 2005	Q4 2004	2005	2004

Operating Income	979	814	4,048	2,894
Restructuring and other items	23	126	55	1,224

Operating income before restructuring and other items	1,002	940	4,103	4,118

BELL	Q4 2005	Q4 2004	2005	2004

Operating Income	884	731	3,755	2,695
Restructuring and other items	24	123	54	1,219

Operating income before restructuring and other items	908	854	3,809	3,914

Net Earnings Before Restructuring and Other Items and Net Gains on Investments

The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments.
     We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table below is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis and per common share.

	Q4 2005		Q4 2004		2005		2004
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	413	0.44	417	0.45	1,891	2.04	1,523	1.65
Restructuring and other items	16	0.02	62	0.04	38	0.04	772	0.83
Net gains on investments	–	–	(62)	(0.04)	(28)	(0.03)	(423)	(0.46)

Net earnings before restructuring and other items and net gains on investments	429	0.46	417	0.45	1,901	2.05	1,872	2.02

18    Bell Canada Enterprises  Q4 Investor Briefing

Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

Free Cash Flow

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

		Q4 2005	Q4 2004	2005	2004

	Cash from operating activities	1,585	1,279	5,559	5,443
	Capital expenditures	(831)	(1,043)	(3,428)	(3,319)
	Total dividends paid	(363)	(347)	(1,473)	(1,381)
	Other investing activities	32	(10)	4	127

	Free cash flow	423	(121)	662	870
	Restructuring and other items	23	126	55	1,224

	Free cash flow before restructuring and other items	446	5	717	2,094

19    Bell Canada Enterprises  Q4 Investor Briefing

Supplementary Financial Information

BCE Consolidated (1)

Consolidated Operational Data

	Q4	Q4				Total	Total
($ millions, except per share amounts)	2005	2004	$ change	% change		2005	2004	$ change	% change

Operating revenues	4,986	4,769	217	4.6%		19,105	18,368	737	4.0%
Operating expenses	(3,128)	(2,975)	(153)	(5.1%	)	(11,508)	(10,938)	(570)	(5.2%	)

EBITDA (2)	1,858	1,794	64	3.6%		7,597	7,430	167	2.2%
EBITDA margin (3)	37.3%	37.6%		(0.3) pts		39.8%	40.5%		(0.7) pts
Amortization expense	(791)	(787)	(4)	(0.5%	)	(3,114)	(3,056)	(58)	(1.9%	)
Net benefit plans cost	(65)	(67)	2	3.0%		(380)	(256)	(124)	(48.4%	)
Restructuring and other items	(23)	(126)	103	81.7%		(55)	(1,224)	1,169	95.5%

Operating income	979	814	165	20.3%		4,048	2,894	1,154	39.9%
Other income	(17)	17	(34)	n.m.		8	407	(399)	(98.0%	)
Interest expense	(246)	(244)	(2)	(0.8%	)	(981)	(999)	18	1.8%

Pre-tax earnings from continuing operations	716	587	129	22.0%		3,075	2,302	773	33.6%
Income taxes	(224)	(193)	(31)	(16.1%	)	(893)	(681)	(212)	(31.1%	)
Non-controlling interest	(74)	(40)	(34)	(85.0%	)	(267)	(174)	(93)	(53.4%	)

Earnings from continuing operations	418	354	64	18.1%		1,915	1,447	468	32.3%
Discontinued operations	12	11	1	9.1%		46	77	(31)	(40.3%	)

Net earnings before extraordinary gain	430	365	65	17.8%		1,961	1,524	437	28.7%
Extraordinary gain	–	69	(69)	(100.0%	)	–	69	(69)	(100.0%	)

Net earnings	430	434	(4)	(0.9%	)	1,961	1,593	368	23.1%
Dividends on preferred shares	(17)	(17)	–	0.0%		(70)	(70)	–	0.0%

Net earnings applicable to common shares	413	417	(4)	(1.0%	)	1,891	1,523	368	24.2%

Net earnings per common share – basic
Continuing operations	$0.43	$0.37	$0.06	16.2%		$1.99	$1.49	$0.50	33.6%
Discontinued operations	$0.01	$0.01	$ –	0.0%		$0.05	$0.09	$(0.04)	(44.4%	)
Extraordinary gain	$ –	$0.07	$(0.07)	(100.0%	)	$ –	$0.07	$(0.07)	(100.0%	)
Net earnings	$0.44	$0.45	$(0.01)	(2.2%	)	$2.04	$1.65	$0.39	23.6%
Net earnings per common share – diluted
Continuing operations	$0.43	$0.37	$0.06	16.2%		$1.99	$1.49	$0.50	33.6%
Discontinued operations	$0.01	$0.01	$ –	0.0%		$0.05	$0.09	$(0.04)	(44.4%	)
Extraordinary gain	$ –	$0.07	$(0.07)	(100.0%	)	$ –	$0.07	$(0.07)	(100.0%	)
Net earnings	$0.44	$0.45	$(0.01)	(2.2%	)	$2.04	$1.65	$0.39	23.6%
Dividends per common share	$0.33	$0.30	$0.03	10.0%		$1.32	$1.20	$0.12	10.0%
Average number of common shares outstanding – basic (millions)	927.3	925.3				926.8	924.6

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	–	64				29	389
Discontinued operations	–	(2)				(1)	34
Restructuring and other items	(16)	(62)				(38)	(772)

Total	(16)	–				(10)	(349)

Impact on net earnings per share	$(0.02)	$ –				$(0.01)	$(0.37)
EPS before net gains (losses) on investments and restructuring and other items (2)	$0.46	$0.45	$0.01	2.2%		$2.05	$2.02	$0.03	1.5%

n.m.: not meaningful

20    Bell Canada Enterprises  Q4 Investor Briefing

BCE Consolidated (1)

Consolidated Operational Data – Historical Trend

	Total					Total
($ millions, except per share amounts)	2005	Q4 05	Q3 05	Q2 05	Q1 05	2004	Q4 04	Q3 04	Q2 04	Q1 04

Operating revenues	19,105	4,986	4,732	4,757	4,630	18,368	4,769	4,556	4,577	4,466
Operating expenses	(11,508)	(3,128)	(2,868)	(2,785)	(2,727)	(10,938)	(2,975)	(2,655)	(2,657)	(2,651)

EBITDA (2)	7,597	1,858	1,864	1,972	1,903	7,430	1,794	1,901	1,920	1,815
EBITDA margin (3)	39.8%	37.3%	39.4%	41.5%	41.1%	40.5%	37.6%	41.7%	41.9%	40.6%
Amortization expense	(3,114)	(791)	(786)	(776)	(761)	(3,056)	(787)	(754)	(757)	(758)
Net benefit plans cost	(380)	(65)	(108)	(104)	(103)	(256)	(67)	(61)	(65)	(63)
Restructuring and other items	(55)	(23)	(31)	(5)	4	(1,224)	(126)	(1,081)	(14)	(3)

Operating income	4,048	979	939	1,087	1,043	2,894	814	5	1,084	991
Other income	8	(17)	(2)	19	8	407	17	332	23	35
Interest expense	(981)	(246)	(245)	(245)	(245)	(999)	(244)	(252)	(253)	(250)

Pre-tax earnings from continuing operations	3,075	716	692	861	806	2,302	587	85	854	776
Income taxes	(893)	(224)	(187)	(218)	(264)	(681)	(193)	52	(286)	(254)
Non-controlling interest	(267)	(74)	(57)	(73)	(63)	(174)	(40)	(47)	(39)	(48)

Earnings from continuing operations	1,915	418	448	570	479	1,447	354	90	529	474
Discontinued operations	46	12	11	11	12	77	11	10	42	14

Net earnings before extraordinary gain	1,961	430	459	581	491	1,524	365	100	571	488
Extraordinary gain	–	–	–	–	–	69	69	–	–	–

Net earnings	1,961	430	459	581	491	1,593	434	100	571	488
Dividends on preferred shares	(70)	(17)	(18)	(18)	(17)	(70)	(17)	(18)	(17)	(18)

Net earnings applicable to common shares	1,891	413	441	563	474	1,523	417	82	554	470

Net earnings per common share – basic
Continuing operations	$1.99	$0.43	$0.46	$0.60	$0.50	$1.49	$0.37	$0.08	$0.55	$0.49
Discontinued operations	$0.05	$0.01	$0.02	$0.01	$0.01	$0.09	$0.01	$0.01	$0.05	$0.02
Extraordinary gain	$ –	$ –	$ –	$ –	$ –	$0.07	$0.07	$ –	$ –	$ –
Net earnings	$2.04	$0.44	$0.48	$0.61	$0.51	$1.65	$0.45	$0.09	$0.60	$0.51
Net earnings per common share – diluted
Continuing operations	$1.99	$0.43	$0.46	$0.60	$0.50	$1.49	$0.37	$0.08	$0.55	$0.49
Discontinued operations	$0.05	$0.01	$0.02	$0.01	$0.01	$0.09	$0.01	$0.01	$0.05	$0.02
Extraordinary gain	$ –	$ –	$ –	$ –	$ –	$0.07	$0.07	$ –	$ –	$ –
Net earnings	$2.04	$0.44	$0.48	$0.61	$0.51	$1.65	$0.45	$0.09	$0.60	$0.51
Dividends per common share	$1.32	$0.33	$0.33	$0.33	$0.33	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding – basic (millions)	926.8	927.3	927.0	926.6	926.2	924.6	925.3	924.6	924.3	924.1

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	29	–	–	28	1	389	64	325	–	–
Discontinued operations	(1)	–	–	–	(1)	34	(2)	(2)	31	7
Restructuring and other items	(38)	(16)	(21)	(3)	2	(772)	(62)	(725)	16	(1)

Total	(10)	(16)	(21)	25	2	(349)	–	(402)	47	6
Impact on net earnings per share	$(0.01)	$(0.02)	$(0.02)	$0.03	$ –	$(0.37)	$ –	$(0.43)	$0.05	$0.01

EPS before net gains (losses) on investments and restructuring and other items (2)	$2.05	$0.46	$0.50	$0.58	$0.51	$2.02	$0.45	$0.52	$0.55	$0.50

21    Bell Canada Enterprises  Q4 Investor Briefing

Supplementary Financial Information

BCE Consolidated (1)

Segmented Data

	Q4	Q4				Total	Total
($ millions, except where otherwise indicated)	2005	2004	$ change	% change		2005	2004	$ change	% change

Revenues
Residential	1,924	1,911	13	0.7%		7,599	7,502	97	1.3%
Business	1,627	1,535	92	6.0%		6,120	5,851	269	4.6%
Aliant	535	506	29	5.7%		2,097	2,033	64	3.1%
Other Bell Canada	494	511	(17)	(3.3)		1,958	1,939	19	1.0%
Inter-segment eliminations	(123)	(160)	37	23.1%		(524)	(538)	14	2.6%

Total Bell Canada	4,457	4,303	154	3.6%		17,250	16,787	463	2.8%
Other BCE
Bell Globemedia	465	405	60	14.8%		1,555	1,420	135	9.5%
Advertising	354	306	48	15.7%		1,148	1,041	107	10.3%
Subscriber	86	77	9	11.7%		320	298	22	7.4%
Production and Sundry	25	22	3	13.6%		87	81	6	7.4%
Telesat	118	102	16	15.7%		475	362	113	31.2%
Other	13	19	(6)	(31.6%	)	63	60	3	5.0%

Total Other BCE	596	526	70	13.3%		2,093	1,842	251	13.6%
Inter-segment eliminations	(67)	(60)	(7)	(11.7%	)	(238)	(261)	23	8.8%

Total revenues	4,986	4,769	217	4.6%		19,105	18,368	737	4.0%

Operating income
Residential	444	464	(20)	(4.3%	)	2,001	2,119	(118)	(5.6%	)
Business	236	183	53	29.0%		910	896	14	1.6%
Aliant	105	23	82	n.m.		396	268	128	47.8%
Other Bell Canada	99	61	38	62.3%		448	(588)	1,036	n.m.

Total Bell Canada	884	731	153	20.9%		3,755	2,695	1,060	39.3%
Other BCE
Bell Globemedia	101	103	(2)	(1.9%	)	289	240	49	20.4%
Telesat	34	37	(3)	(8.1%	)	157	141	16	11.3%
Other	(40)	(57)	17	29.8%		(153)	(182)	29	15.9%

Total Other BCE	95	83	12	14.5%		293	199	94	47.2%

Total operating income	979	814	165	20.3%		4,048	2,894	1,154	39.9%

Capital expenditures (4)
Residential	350	418	68	16.3%		1,519	1,371	(148)	(10.8%	)
Business	206	330	124	37.6%		897	1,008	111	11.0%
Aliant	77	114	37	32.5%		363	295	(68)	(23.1%	)
Other Bell Canada	103	123	20	16.3%		343	352	9	2.6%

Total Bell Canada	736	985	249	25.3%		3,122	3,026	(96)	(3.2%	)
Other BCE
Telesat	62	40	(22)	(55.0%	)	260	257	(3)	(1.2%	)
Other	33	18	(15)	(83.3%	)	46	36	(10)	(27.8%	)

Total capital expenditures	831	1,043	212	20.3%		3,428	3,319	(109)	(3.3%	)

n.m.: not meaningful

22    Bell Canada Enterprises  Q4 Investor Briefing

BCE Consolidated (1)

Segmented Data – Historical Trend

	Total					Total
($ millions, except where otherwise indicated)	2005	Q4 05	Q3 05	Q2 05	Q1 05	2004	Q4 04	Q3 04	Q2 04	Q1 04

Revenues
Residential	7,599	1,924	1,929	1,890	1,856	7,502	1,911	1,908	1,858	1,825
Business	6,120	1,627	1,516	1,499	1,478	5,851	1,535	1,440	1,441	1,435
Aliant	2,097	535	520	518	524	2,033	506	497	526	504
Other Bell Canada	1,958	494	500	485	479	1,939	511	486	468	474
Inter-segment eliminations	(524)	(123)	(139)	(134)	(128)	(538)	(160)	(125)	(121)	(132)

Total Bell Canada	17,250	4,457	4,326	4,258	4,209	16,787	4,303	4,206	4,172	4,106
Other BCE
Bell Globemedia	1,555	465	335	399	356	1,420	405	302	371	342
Advertising	1,148	354	233	300	261	1,041	306	209	277	249
Subscriber	320	86	79	78	77	298	77	73	74	74
Production and Sundry	87	25	23	21	18	81	22	20	20	19
Telesat	475	118	112	137	108	362	102	91	85	84
Other	63	13	15	24	11	60	19	12	19	10

Total Other BCE	2,093	596	462	560	475	1,842	526	405	475	436
Inter-segment eliminations	(238)	(67)	(56)	(61)	(54)	(261)	(60)	(55)	(70)	(76)

Total revenues	19,105	4,986	4,732	4,757	4,630	18,368	4,769	4,556	4,577	4,466

Operating income
Residential	2,001	444	479	552	526	2,119	464	569	560	526
Business	910	236	213	221	240	896	183	245	227	241
Aliant	396	105	105	99	87	268	23	71	92	82
Other Bell Canada	448	99	111	109	129	(588)	61	(898)	138	111

Total Bell Canada	3,755	884	908	981	982	2,695	731	(13)	1,017	960
Other BCE
Bell Globemedia	289	101	29	95	64	240	103	23	74	40
Telesat	157	34	43	43	37	141	37	39	34	31
Other	(153)	(40)	(41)	(32)	(40)	(182)	(57)	(44)	(41)	(40)

Total Other BCE	293	95	31	106	61	199	83	18	67	31

Total operating income	4,048	979	939	1,087	1,043	2,894	814	5	1,084	991

Capital expenditures (4)
Residential	1,519	350	434	394	341	1,371	418	377	331	245
Business	897	206	249	246	196	1,008	330	183	281	214
Aliant	363	77	100	104	82	295	114	51	45	85
Other Bell Canada	343	103	90	103	47	352	123	125	58	46

Total Bell Canada	3,122	736	873	847	666	3,026	985	736	715	590
Other BCE
Telesat	260	62	91	53	54	257	40	64	88	65
Other	46	33	4	5	4	36	18	5	9	4

Total capital expenditures	3,428	831	968	905	724	3,319	1,043	805	812	659

23    Bell Canada Enterprises  Q4 Investor Briefing

Supplementary Financial Information

BCE Consolidated (1)

Consolidated Balance Sheet Data

	December 31	September 30	June 30	March 31	December 31
($ millions, except where otherwise indicated)	2005	2005	2005	2005	2004

ASSETS
Current assets
Cash and cash equivalents	363	415	332	482	313
Accounts receivable	1,766	1,806	1,728	1,914	1,951
Other current assets	1,142	1,333	1,060	1,205	1,061
Current assets of discontinued operations	402	378	369	368	383

Total current assets	3,673	3,932	3,489	3,969	3,708
Capital assets	22,062	21,941	21,761	21,087	21,104
Other long-term assets	2,914	2,667	2,667	2,720	2,628
Indefinite-life intangible assets	3,031	2,973	2,973	2,951	2,916
Goodwill	7,887	7,900	7,854	7,814	7,756
Non-current assets of discontinued operations	1,063	1,073	1,070	1,034	1,028

Total assets	40,630	40,486	39,814	39,575	39,140

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,435	3,287	3,060	3,052	3,444
Interest payable	182	266	189	283	183
Dividends payable	343	325	325	325	297
Debt due within one year	1,373	1,260	1,494	1,423	1,272
Current liabilities of discontinued operations	281	279	280	272	271

Total current liabilities	5,614	5,417	5,348	5,355	5,467
Long-term debt	12,119	12,558	12,407	12,185	11,685
Other long-term liabilities	5,028	4,758	4,506	4,718	4,834
Non-current liabilities of discontinued operations	250	251	170	195	222

Total liabilities	23,011	22,984	22,431	22,453	22,208

Non-controlling interest	2,898	2,892	2,905	2,914	2,908

SHAREHOLDERS’ EQUITY
Preferred shares	1,670	1,670	1,670	1,670	1,670

Common shareholders’ equity
Common shares	16,806	16,806	16,794	16,790	16,781
Contributed surplus	1,081	1,076	1,071	1,065	1,061
Deficit	(4,763)	(4,871)	(5,005)	(5,264)	(5,432)
Currency translation adjustment	(73)	(71)	(52)	(53)	(56)

Total common shareholders’ equity	13,051	12,940	12,808	12,538	12,354

Total shareholders’ equity	14,721	14,610	14,478	14,208	14,024

Total liabilities and shareholders’ equity	40,630	40,486	39,814	39,575	39,140

Number of common shares outstanding	927.3	927.3	926.7	926.4	925.9

Total Net Debt	13,129	13,403	13,569	13,126	12,644
Total Capitalization	30,748	30,905	30,952	30,248	29,576

Key ratios
Net debt: Total Capitalization	42.7%	43.4%	43.8%	43.4%	42.8%
Net debt: Trailing 12 month EBITDA	1.73	1.78	1.79	1.75	1.70
EBITDA: Interest (trailing 12 month)	7.74	7.69	7.68	7.56	7.44

24    Bell Canada Enterprises  Q4 Investor Briefing

BCE Consolidated

Consolidated Cash Flow Data

	Q4	Q4		Total	Total
($ millions, except where otherwise indicated)	2005	2004	$ change	2005	2004	$ change

Cash flows from operating activities
Earnings from continuing operations	418	354	64	1,915	1,447	468
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	791	787	4	3,114	3,056	58
Net benefit plans cost	65	67	(2)	380	256	124
Restructuring and other items	23	126	(103)	55	1,224	(1,169)
Net gains on investments	1	12	(11)	(33)	(320)	287
Future income taxes	465	62	403	746	(35)	781
Non-controlling interest	74	40	34	267	174	93
Contributions to employee pension plans	(65)	(24)	(41)	(226)	(112)	(114)
Other employee future benefit plan payments	(24)	(22)	(2)	(93)	(81)	(12)
Payments of restructuring and other items	(23)	(214)	191	(176)	(253)	77
Operating assets and liabilities	(140)	91	(231)	(390)	87	(477)

	1,585	1,279	306	5,559	5,443	116

Capital expenditures	(831)	(1,043)	212	(3,428)	(3,319)	(109)
Other investing activities	32	(10)	42	4	127	(123)
Cash dividends paid on preferred shares	(22)	(21)	(1)	(86)	(85)	(1)
Cash dividends paid by subsidiaries to non-controlling interest	(35)	(49)	14	(192)	(188)	(4)

Free Cash Flow from operations, before common dividends (2)	729	156	573	1,857	1,978	(121)
Cash dividends paid on common shares	(306)	(277)	(29)	(1,195)	(1,108)	(87)

Free Cash Flow from operations, after common dividends (2)	423	(121)	544	662	870	(208)
Business acquisitions	(50)	(334)	284	(228)	(1,118)	890
Business dispositions	–	–	–	–	20	(20)
Increase in investments	(17)	(38)	21	(233)	(58)	(175)
Decrease in investments	12	–	12	19	713	(694)

Free Cash Flow after investments and divestitures	368	(493)	861	220	427	(207)

Other financing activities
Increase (decrease) in notes payable and bank advances	(187)	7	(194)	(66)	130	(196)
Issue of long-term debt	–	56	(56)	1,190	1,306	(116)
Repayment of long-term debt	(196)	(580)	384	(1,178)	(2,256)	1,078
Issue of common shares	–	16	(16)	25	32	(7)
Issue of equity securities by subsidiaries to non-controlling interest	–	1	(1)	1	8	(7)
Redemption of equity securities by subsidiaries from non-controlling interest	(18)	–	(18)	(78)	(58)	(20)
Other financing activities	(19)	(18)	(1)	(64)	(81)	17

	(420)	(518)	98	(170)	(919)	749

Cash provided by (used in) continuing operations	(52)	(1,011)	959	50	(492)	542
Cash provided by (used in) discontinued operations	22	5	17	15	150	(135)

Net increase (decrease) in cash and cash equivalents	(30)	(1,006)	976	65	(342)	407
Cash and cash equivalents at beginning of period	475	1,386	(911)	380	722	(342)

Cash and cash equivalents at end of period	445	380	65	445	380	65

Consists of:
Cash and cash equivalents of continuing operations	363	313	50	363	313	50
Cash and cash equivalents of discontinued operations	82	67	15	82	67	15

Total	445	380	65	445	380	65

Other information
Capital expenditures as a percentage of revenues	16.7%	21.9%	5.2 pts	17.9%	18.1%	0.2 pts
Cash flow per share (5)	$0.81	$0.26	$0.55	$2.30	$2.30	$0.00
Annualized cash flow yield (6)	11.3%	2.3%	9.0 pts	7.2%	7.4%	(0.2) pts
Common dividend payout	74.1%	66.4%	7.7 pts	63.2%	72.8%	(9.6) pts

25    Bell Canada Enterprises  Q4 Investor Briefing

Supplementary Financial Information

BCE Consolidated

Consolidated Cash Flow Data – Historical Trend

	Total					Total
($ millions, except where otherwise indicated)	2005	Q4 05	Q3 05	Q2 05	Q1 05	2004	Q4 04	Q3 04	Q2 04	Q1 04

Cash flows from operating activities
Earnings from continuing operations	1,915	418	448	570	479	1,447	354	90	529	474
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	3,114	791	786	776	761	3,056	787	754	757	758
Net benefit plans cost	380	65	108	104	103	256	67	61	65	63
Restructuring and other items	55	23	31	5	(4)	1,224	126	1,081	14	3
Net (gains) losses on investments	(33)	1	–	(32)	(2)	(320)	12	(327)	–	(5)
Future income taxes	746	465	111	63	107	(35)	62	(184)	34	53
Non-controlling interest	267	74	57	73	63	174	40	47	39	48
Contributions to employee pension plans	(226)	(65)	(33)	(34)	(94)	(112)	(24)	(32)	(27)	(29)
Other employee future benefit plan payments	(93)	(24)	(24)	(22)	(23)	(81)	(22)	(13)	(22)	(24)
Payments of restructuring and other items	(176)	(23)	(24)	(28)	(101)	(253)	(214)	(12)	(8)	(19)
Operating assets and liabilities	(390)	(140)	195	(72)	(373)	87	91	368	(284)	(88)

	5,559	1,585	1,655	1,403	916	5,443	1,279	1,833	1,097	1,234

Capital expenditures	(3,428)	(831)	(968)	(905)	(724)	(3,319)	(1,043)	(805)	(812)	(659)
Other investing activities	4	32	(3)	(10)	(15)	127	(10)	(2)	120	19
Cash dividends paid on preferred shares	(86)	(22)	(21)	(22)	(21)	(85)	(21)	(21)	(21)	(22)
Cash dividends paid by subsidiaries to non-controlling interest	(192)	(35)	(47)	(60)	(50)	(188)	(49)	(44)	(52)	(43)

Free Cash Flow from operations, before common dividends (2)	1,857	729	616	406	106	1,978	156	961	332	529
Cash dividends paid on common shares	(1,195)	(306)	(306)	(305)	(278)	(1,108)	(277)	(277)	(277)	(277)

Free Cash Flow from operations, after common dividends (2)	662	423	310	101	(172)	870	(121)	684	55	252
Business acquisitions	(228)	(50)	(56)	(35)	(87)	(1,118)	(334)	(646)	(79)	(59)
Business dispositions	–	–	–	–	–	20	–	4	–	16
Increase in investments	(233)	(17)	(75)	(13)	(128)	(58)	(38)	(12)	(8)	–
Decrease in investments	19	12	–	5	2	713	–	707	–	6

Free Cash Flow after investments and divestitures	220	368	179	58	(385)	427	(493)	737	(32)	215

Other financing activities
Increase (decrease) in notes payable and bank advances	(66)	(187)	(65)	341	(155)	130	7	173	(69)	19
Issue of long-term debt	1,190	–	200	205	785	1,306	56	11	1	1,238
Repayment of long-term debt	(1,178)	(196)	(209)	(719)	(54)	(2,256)	(580)	(98)	(714)	(864)
Issue of common shares	25	–	12	4	9	32	16	8	4	4
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	1	–	1	–	–	8	1	–	–	7
Redemption of equity securities by subsidiaries from non-controlling interest	(78)	(18)	(22)	(21)	(17)	(58)	–	(4)	(12)	(42)
Other financing activities	(64)	(19)	(13)	(18)	(14)	(81)	(18)	(18)	3	(48)

	(170)	(420)	(96)	(208)	554	(919)	(518)	72	(787)	314

Cash provided by (used in) continuing operations	50	(52)	83	(150)	169	(492)	(1,011)	809	(819)	529
Cash provided by (used in) discontinued operations	15	22	12	4	(23)	150	5	–	(115)	260

Net increase (decrease) in cash and cash equivalents	65	(30)	95	(146)	146	(342)	(1,006)	809	(934)	789
Cash and cash equivalents at beginning of period	380	475	380	526	380	722	1,386	577	1,511	722

Cash and cash equivalents at end of period	445	445	475	380	526	380	380	1,386	577	1,511

Consists of:
Cash and cash equivalents of continuing operations	363	363	415	332	482	313	313	1,327	521	1,085
Cash and cash equivalents of discontinued operations	82	82	60	48	44	67	67	59	56	426

Total	445	445	475	380	526	380	380	1,386	577	1,511

Other information
Capital expenditures as a percentage of revenues	17.9%	16.7%	20.5%	19.0%	15.6%	18.1%	21.9%	17.7%	17.7%	14.8%
Cash flow per share (5)	$2.30	$0.81	$0.74	$0.54	$0.21	$2.30	$0.26	$1.11	$0.31	$0.62
Annualized cash flow yield (6)	7.2%	11.3%	8.3%	6.0%	1.5%	7.4%	2.3%	15.3%	5.4%	8.3%
Common dividend payout	63.2%	74.1%	69.4%	54.2%	58.6%	72.8%	66.4%	337.8%	50.0%	58.9%

26    Bell Canada Enterprises  Q4 Investor Briefing

Proportionate Net Debt, Preferreds and EBITDA

BCE Corporate and Bell Canada Net debt and preferreds

At December 31, 2005			Bell	Inter-	Total
	Bell Canada		Canada	company	Bell	BCE Inc.
($ millions, except where otherwise indicated)	(excl. Aliant)	Aliant	Statutory	eliminations	Canada	Corporate

Cash and cash equivalents	(38)	(195)	(233)		(233)	3
Long-term debt	9,279	898	10,177	(339)	9,838	1,700
Debt due within one year	818	18	836	(96)	740	300
Long-term note receivable from BCH	(498)	–	(498)	498	–	–
PPA fair value increment (7)					99	–

Net debt	9,561	721	10,282	63	10,444	2,003
Preferred shares – Bell Canada (8)	1,100		1,100		1,100	–
Preferred shares – Aliant (8)		172	172		172	–
Perpetual Preferred shares – BCE	–	–	–		–	1,670
Nortel common shares at market	–	–	–		–	(52)

Net debt and preferreds	10,661	893	11,554	63	11,716	3,621

Proportionate net debt and preferreds, Trailing EBITDA

For the quarter ended December 31, 2005
		Propor-
		tionate
	%	net debt
($ millions, except where otherwise indicated)	owned	and pre-		Total EBITDA					Proportionate EBITDA
	by BCE	ferreds		Q4 05	Q3 05	Q2 05	Q1 05	Trailing	Q4 05	Q3 05	Q2 05	Q1 05	Trailing

Bell Canada (excluding Aliant)	100%	10,823	*	1,504	1,578	1,618	1,605	6,305	1,504	1,578	1,618	1,605	6,305
Aliant	53.2%	475		225	226	221	210	882	120	120	117	112	469

Total Bell Canada Consolidated		11,298		1,729	1,804	1,839	1,815	7,187	1,624	1,698	1,735	1,717	6,774
Other BCE
Bell Globemedia	68.5%	260		120	46	114	83	363	73	23	68	49	213
Telesat	100%	276		65	70	71	63	269	65	70	71	63	269
Corporate and other	100%	3,613		(36)	(36)	(39)	(37)	(148)	(36)	(36)	(39)	(37)	(148)

Total Other BCE		4,149		149	80	146	109	484	102	57	100	75	334
Inter-segment eliminations				(20)	(20)	(13)	(21)	(74)	(20)	(20)	(13)	(21)	(74)

Total		15,447		1,858	1,864	1,972	1,903	7,597	1,706	1,735	1,822	1,771	7,034

*	Bell Canada (excl. Aliant) net debt and preferreds of $10,661 million plus $63 million of inter-company eliminations plus $99 million upon consolidation (PPA fair value increment).

27    Bell Canada Enterprises  Q4 Investor Briefing

Supplementary Financial Information

Bell Canada Consolidated (1)

Operational Data

	Q4	Q4				Total	Total
($ millions, except where otherwise indicated)	2005	2004	$ change	% change		2005	2004	$ change	% change

Revenues
Local and access	1,343	1,397	(54)	(3.9%	)	5,446	5,572	(126)	(2.3%	)
Long distance	478	560	(82)	(14.6%	)	2,044	2,327	(283)	(12.2%	)
Wireless	812	742	70	9.5%		3,097	2,818	279	9.9%
Data	1,097	963	134	13.9%		4,015	3,640	375	10.3%
Video	268	219	49	22.4%		976	850	126	14.8%
Terminal sales and other	459	422	37	8.8%		1,672	1,580	92	5.8%

Total operating revenues	4,457	4,303	154	3.6%		17,250	16,787	463	2.8%
Operating expenses	(2,728)	(2,624)	(104)	(4.0%	)	(10,063)	(9,676)	(387)	(4.0%	)

EBITDA (2)	1,729	1,679	50	3.0%		7,187	7,111	76	1.1%
EBITDA margin (%) (3)	38.8%	39.0%		(0.2) pts		41.7%	42.4%		(0.7) pts
Amortization expense	(755)	(763)	8	1.0%		(2,989)	(2,962)	(27)	(0.9%	)
Net benefit plans cost	(66)	(62)	(4)	(6.5%	)	(389)	(235)	(154)	(65.5%	)
Restructuring and other items	(24)	(123)	99	80.5%		(54)	(1,219)	1,165	95.6%

Operating income	884	731	153	20.9%		3,755	2,695	1,060	39.3%
Other income	–	20	(20)	(100.0%	)	39	183	(144)	(78.7%	)
Interest expense	(208)	(212)	4	1.9%		(827)	(863)	36	4.2%

Pre-tax earnings	676	539	137	25.4%		2,967	2,015	952	47.2%
Income taxes	(138)	(140)	2	1.4%		(743)	(506)	(237)	(46.8%	)
Non-controlling interest	(22)	8	(30)	n.m.		(71)	9	(80)	n.m.

Net earnings before extraordinary gain	516	407	109	26.8%		2,153	1,518	635	41.8%
Extraordinary gain	–	69	(69)	(100.0%	)	–	69	(69)	(100.0%	)

Net earnings	516	476	40	8.4%		2,153	1,587	566	35.7%
Dividends on preferred shares	(14)	(11)	(3)	(27.3%	)	(55)	(60)	5	8.3%

Net earnings applicable to common shares	502	465	37	8.0%		2,098	1,527	571	37.4%

Other information
Cash flow information
Free Cash Flow (FCF) (2)
Cash from operating activities	1,630	1,293	337	26.1%		5,508	5,333	175	3.3%
Capital expenditures	(736)	(985)	249	25.3%		(3,122)	(3,026)	(96)	(3.2%	)
Dividends and distributions	(404)	(351)	(53)	(15.1%	)	(1,747)	(1,736)	(11)	(0.6%	)
Other investing items	1	(8)	9	n.m.		5	(15)	20	n.m.

Total	491	(51)	542	n.m.		644	556	88	15.8%

Capital expenditures as a percentage of revenues (%)	16.5%	22.9%		6.4 pts		18.1%	18.0%		(0.1) pts

Balance Sheet Information	Dec. 31	Dec. 31
	2005	2004

Net Debt
Long-term debt	10,177	9,166
Debt due within one year	836	1,352
Less: Cash and cash equivalents	(233)	(32)

Total Net Debt	10,780	10,486
Non-controlling interest	1,212	1,229
Total shareholders’ equity	10,135	9,670

Total Capitalization	22,127	21,385

Net Debt: Total Capitalization	48.7%	49.0%
Net Debt: Trailing 12 month EBITDA	1.50	1.47
EBITDA : Interest (trailing 12 month)	8.69	8.24
n.m.: not meaningful

28    Bell Canada Enterprises  Q4 Investor Briefing

Bell Canada Consolidated (1)

Operational Data – Historical Trend

	Total					Total
($ millions, except where otherwise indicated)	2005	Q4 05	Q3 05	Q2 05	Q1 05	2004	Q4 04	Q3 04	Q2 04	Q1 04

Revenues
Local and access	5,446	1,343	1,367	1,368	1,368	5,572	1,397	1,395	1,401	1,379
Long distance	2,044	478	510	518	538	2,327	560	589	572	606
Wireless	3,097	812	801	771	713	2,818	742	727	698	651
Data	4,015	1,097	1,001	966	951	3,640	963	915	870	892
Video	976	268	251	236	221	850	219	213	211	207
Terminal sales and other	1,672	459	396	399	418	1,580	422	367	420	371

Total operating revenues	17,250	4,457	4,326	4,258	4,209	16,787	4,303	4,206	4,172	4,106
Operating expenses	(10,063)	(2,728)	(2,522)	(2,419)	(2,394)	(9,676)	(2,624)	(2,350)	(2,351)	(2,351)

EBITDA (2)	7,187	1,729	1,804	1,839	1,815	7,111	1,679	1,856	1,821	1,755
EBITDA margin (%) (3)	41.7%	38.8%	41.7%	43.2%	43.1%	42.4%	39.0%	44.1%	43.6%	42.7%
Amortization expense	(2,989)	(755)	(756)	(746)	(732)	(2,962)	(763)	(734)	(733)	(732)
Net benefit plans cost	(389)	(66)	(110)	(107)	(106)	(235)	(62)	(55)	(58)	(60)
Restructuring and other items	(54)	(24)	(30)	(5)	5	(1,219)	(123)	(1,080)	(13)	(3)

Operating income (loss)	3,755	884	908	981	982	2,695	731	(13)	1,017	960
Other income	39	–	15	13	11	183	20	114	19	30
Interest expense	(827)	(208)	(207)	(206)	(206)	(863)	(212)	(215)	(216)	(220)

Pre-tax earnings (loss)	2,967	676	716	788	787	2,015	539	(114)	820	770
Income taxes	(743)	(138)	(198)	(178)	(229)	(506)	(140)	75	(245)	(196)
Non-controlling interest	(71)	(22)	(16)	(17)	(16)	9	8	2	9	(10)

Net earnings (loss) before extraordinary gain	2,153	516	502	593	542	1,518	407	(37)	584	564
Extraordinary gain	–	–	–	–	–	69	69	–	–	–

Net earnings	2,153	516	502	593	542	1,587	476	(37)	584	564
Dividends on preferred shares	(55)	(14)	(14)	(13)	(14)	(60)	(11)	(16)	(17)	(16)

Net earnings applicable to common shares	2,098	502	488	580	528	1,527	465	(53)	567	548

Other information
Cash flow information
Free Cash Flow (FCF) (2)
Cash from operating activities	5,508	1,630	1,551	1,467	860	5,333	1,293	1,756	1,089	1,195
Capital expenditures	(3,122)	(736)	(873)	(847)	(666)	(3,026)	(985)	(736)	(715)	(590)
Dividends and distributions	(1,747)	(404)	(468)	(453)	(422)	(1,736)	(351)	(445)	(437)	(503)
Other investing items	5	1	4	4	(4)	(15)	(8)	1	(1)	(7)

Total	644	491	214	171	(232)	556	(51)	576	(64)	95

Capital expenditures as a percentage of revenues (%)	18.1%	16.5%	20.2%	19.9%	15.8%	18.0%	22.9%	17.5%	17.1%	14.4%

Balance Sheet Information	Dec. 31	Sept. 30	June 30	March 31	Dec. 31
	2005	2005	2005	2005	2004

Net Debt
Long-term debt	10,177	10,171	10,023	9,657	9,166
Debt due within one year	836	1,365	1,500	1,634	1,352
Less: Cash and cash equivalents	(233)	(298)	(169)	(308)	(32)

Total Net Debt	10,780	11,238	11,354	10,983	10,486
Non-controlling interest	1,212	1,125	1,162	1,202	1,229
Total shareholders’ equity	10,135	10,067	9,957	9,796	9,670

Total Capitalization	22,127	22,430	22,473	21,981	21,385

Net Debt: Total Capitalization	48.7%	50.1%	50.5%	50.0%	49.0%
Net Debt : Trailing 12 month EBITDA	1.50	1.57	1.58	1.53	1.47
EBITDA : Interest (trailing 12 month)	8.69	8.59	8.57	8.45	8.24

29    Bell Canada Enterprises  Q4 Investor Briefing

Supplementary Financial Information

Bell Canada Consolidated (1)

Statistical Data

	Q4	Q4			Total	Total
	2005	2004	% change		2005	2004	% change

Wireline
Local
Network access services (k)
Residential	7,985	8,392	(4.8%	)	7,985	8,392	(4.8%	)
Business	4,596	4,513	1.8%		4,596	4,513	1.8%

Total	12,581	12,905	(2.5%	)	12,581	12,905	(2.5%	)

SmartTouch feature revenues ($M)	217	233	(6.9%	)	890	939	(5.2%	)

Long Distance (LD)
Conversation minutes (M)	4,567	4,559	0.2%		18,306	18,070	1.3%
Average revenue per minute ($)	0.096	0.109	(11.9%	)	0.102	0.117	(12.8%	)

Data
Equivalent access lines (9) (k) – Ontario and Quebec
Digital equivalent access lines (k)	5,034	4,335	16.1%		5,034	4,335	16.1%
Internet subscribers (10) (k)
High Speed Internet net activations (k)	61	91	(33.0%	)	387	350	10.6%
High Speed Internet subscribers (k)	2,195	1,808	21.4%		2,195	1,808	21.4%
Dial-up Internet subscribers (k)	586	743	(21.1%	)	586	743	(21.1%	)

	2,781	2,551	9.0%		2,781	2,551	9.0%

Wireless
Cellular & PCS net activations (k)
Pre-paid	83	88	(5.7%	)	227	142	59.9%
Post-paid	127	129	(1.6%	)	289	371	(22.1%	)

	210	217	(3.2%	)	516	513	0.6%
Cellular & PCS subscribers (k)
Pre-paid	1,428	1,201	18.9%		1,428	1,201	18.9%
Post-paid	4,013	3,724	7.8%		4,013	3,724	7.8%

	5,441	4,925	10.5%		5,441	4,925	10.5%
Average revenue per unit (ARPU) ($/month)	51	50	2.0%		49	49	0.0%
Pre-paid	14	13	7.7%		14	12	16.7%
Post-paid	64	61	4.9%		61	61	0.0%
Churn (%) (average per month)	1.5%	1.4%	(0.1) pts		1.6%	1.3%	(0.3) pts
Pre-paid	2.2%	1.9%	(0.3) pts		1.9%	1.9%	0.0 pts
Post-paid	1.3%	1.2%	(0.1) pts		1.4%	1.1%	(0.3) pts
Usage per subscriber (min/month)	261	252	3.6%		255	248	2.8%
Cost of acquisition (COA) (11) ($/sub)	409	402	(1.7%	)	406	411	1.2%
Wireless EBITDA ($ millions)	311	274	13.5%		1,307	1,187	10.1%
Wireless EBITDA margin (12)	37.1%	36.2%	0.9 pts		41.2%	41.5%	(0.3) pts
Wireless capital expenditures ($ millions)	58	125	53.6%		343	362	5.2%
Wireless capital expenditures as a percentage of revenue	7.1%	16.8%	9.7 pts		11.1%	12.8%	1.7 pts
Paging subscribers (k)	347	427	(18.7%	)	347	427	(18.7%	)
Paging average revenue per unit ($/month)	10	9	11.1%		11	10	10.0%

Video (DTH and VDSL)
Total subscribers (k)	1,727	1,503	14.9%		1,727	1,503	14.9%
Net subscriber activations (k)	50	43	16.3%		224	116	93.1%
ARPU ($/month)	52	49	6.1%		50	49	2.0%
COA ($/sub)	258	537	52.0%		375	571	34.3%
Video EBITDA ($ millions)	23	(4)	n.m.		45	(19)	n.m.
Churn (%) (average per month)	1.0%	0.8%	(0.2) pts		0.9%	1.0%	0.1 pts
n.m.: not meaningful

30    Bell Canada Enterprises  Q4 Investor Briefing

Bell Canada Consolidated (1)

Statistical Data – Historical Trend

	Total					Total
	2005	Q4 05	Q3 05	Q2 05	Q1 05	2004	Q4 04	Q3 04	Q2 04	Q1 04

Wireline
Local
Network access services (k)
Residential		7,985	8,133	8,189	8,332		8,392	8,427	8,390	8,476
Business		4,596	4,570	4,538	4,518		4,513	4,535	4,548	4,541

Total		12,581	12,703	12,727	12,850		12,905	12,962	12,938	13,017

SmartTouch feature revenues ($M)	890	217	221	225	227	939	233	234	235	237

Long Distance (LD)
Conversation minutes (M)	18,306	4,567	4,484	4,667	4,588	18,070	4,559	4,435	4,498	4,578
Average revenue per minute ($)	0.102	0.096	0.105	0.101	0.107	0.117	0.109	0.120	0.118	0.120

Data
Equivalent access lines (9) (k) – Ontario and Quebec
Digital equivalent access lines (k)		5,034	4,847	4,634	4,469		4,335	4,197	4,083	3,983
Internet subscribers (10) (k)
High Speed Internet net activations (k)	387	61	106	92	128	350	91	84	65	110
High Speed Internet subscribers (k)		2,195	2,134	2,028	1,936		1,808	1,717	1,633	1,568
Dial-up Internet subscribers (k)		586	621	666	696		743	775	807	836

		2,781	2,755	2,694	2,632		2,551	2,492	2,440	2,404

Wireless
Cellular & PCS net activations (k)
Pre-paid	227	83	73	29	42	142	88	14	17	23
Post-paid	289	127	50	117	(5)	371	129	95	78	69

	516	210	123	146	37	513	217	109	95	92
Cellular & PCS subscribers (k)
Pre-paid		1,428	1,345	1,272	1,243		1,201	1,113	1,099	1,082
Post-paid		4,013	3,886	3,836	3,719		3,724	3,595	3,500	3,422

		5,441	5,231	5,108	4,962		4,925	4,708	4,599	4,504
Average revenue per unit (ARPU) ($/month)	49	51	51	50	46	49	50	50	50	47
Pre-paid	14	14	14	16	11	12	13	12	11	11
Post-paid	61	64	63	61	57	61	61	63	62	59
Churn (%) (average per month)	1.6%	1.5%	1.5%	1.6%	1.6%	1.3%	1.4%	1.2%	1.3%	1.3%
Pre-paid	1.9%	2.2%	1.6%	2.1%	1.8%	1.9%	1.9%	1.9%	1.9%	1.7%
Post-paid	1.4%	1.3%	1.5%	1.4%	1.6%	1.1%	1.2%	1.0%	1.1%	1.1%
Usage per subscriber (min/month)	255	261	265	262	232	248	252	258	257	224
Cost of acquisition (COA) (11) ($/sub)	406	409	432	401	373	411	402	381	413	455
Wireless EBITDA ($ millions)	1,307	311	363	333	300	1,187	274	334	317	262
Wireless EBITDA margin (12)	41.2%	37.1%	44.0%	42.4%	41.4%	41.5%	36.2%	45.4%	44.9%	39.6%
Wireless capital expenditures ($ millions)	343	58	103	118	64	362	125	95	77	65
Wireless capital expenditures as a percentage of revenue	11.1%	7.1%	12.9%	15.3%	9.0%	12.8%	16.8%	13.1%	11.0%	10.0%
Paging subscribers (k)		347	364	385	404		427	449	469	493
Paging average revenue per unit ($/month)	11	10	10	10	15	10	9	10	10	10

Video (DTH and VDSL)
Total subscribers (k)		1,727	1,677	1,595	1,532		1,503	1,460	1,427	1,403
Net subscriber activations (k)	224	50	82	63	29	116	43	33	24	16
ARPU ($/month)	50	52	51	50	48	49	49	48	49	48
COA ($/sub)	375	258	360	462	473	571	537	548	570	661
Video EBITDA ($ millions)	45	23	12	6	4	(19)	(4)	(16)	–	1
Churn (%) (average per month)	0.9%	1.0%	1.0%	0.9%	0.8%	1.0%	0.8%	1.1%	1.0%	0.9%

31    Bell Canada Enterprises  Q4 Investor Briefing

Accompanying Notes
(1)	We have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentation. On December 16, 2005, BCE announced its decision to sell its stake in CGI and that CGI would purchase 100 million of the class A shares held by BCE. As at December 31, 2005 BCE has accounted for CGI as a discontinued operation and no longer proportionally consolidates its financial results.
(2)	Non-GAAP Financial Measures
EBITDA
     The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
     EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income.

EPS before net gains (losses) on investments and restructuring and other items
 The term, EPS (earnings per share) before net gains (losses) on investments and restructuring and other items, does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use EPS before net gains (losses) on investments and restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW
 The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

32    Bell Canada Enterprises  Q4 Investor Briefing

The most comparable Canadian GAAP financial measure is cash from operating activities.
(3) EBITDA margin is calculated as follows:
EBITDA

Operating revenues
(4)	Effective Q2 2005 the total Wireless capital expenditures are segregated between the Residential and Business segments. Prior quarters have been restated accordingly.
(5) Cash flow per share is calculated as follows:
Cash flow from operations less capital expenditures

Average number of common shares outstanding during the period
(6) Annualized cash flow yield is calculated as follows:
Free cash flow from operations before common dividends

Number of common shares outstanding at end of period multiplied by share price at end of period
Note: to annualize, multiply the most recent quarter’s resultant by 4.
(7)

Reflects an increase in the total Bell Canada debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($4 million in Q4 2005) over the remaining terms of the related long-term debt.

(8)	At the BCE Consolidated level, Third Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest on the balance sheet.
(9)

Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554
(10)	High Speed Internet subscribers include Residential, Business and Wholesale. Dial-up Internet subscribers include Residential and Business.
(11)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.
(12)	Wireless EBITDA margins are calculated based on total Wireless operating revenues (i.e. external revenues as shown on pages 10 and 11 plus inter-company revenues).

33    Bell Canada Enterprises  Q4 Investor Briefing

BCE Inc.

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal (Québec)
H3B 4Y7
www.bce.ca

Communications
e-mail: bcecomms@bce.ca
tel: 1 888 932-6666
fax: (514) 870-4385

This document has been filed by BCE Inc. with
Canadian securities commissions and the U.S. Securities
and Exchange Commission. It can be found on
BCE Inc.’s website at www.bce.ca, on SEDAR at
www.sedar.com and on EDGAR at www.sec.gov
or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970

For further information concerning the Dividend
Reinvestment and Stock Purchase Plan (DRP),
direct deposit of dividend payments, the elimination
of multiple mailings or the receipt of quarterly reports,
please contact:

Computershare Trust
Company of Canada
100 University Avenue,
9th Floor,
Toronto, Ontario
M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

PRINTED IN CANADA
02-06 BCE-4E

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: February 1, 2006